Exhibit 99.1

TSX, NYSE – HBM 2024 No. 7

Hudbay Announces US$300 Million Bought Deal Equity Offering

Toronto, Ontario, May 21, 2024 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE: HBM) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and BMO Capital Markets as Joint Bookrunners (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis from the Company, a total of 31,600,000 common shares of Hudbay (“Common Shares”) at a price of US$9.50 per Common Share for aggregate gross proceeds of US$300,200,000 (the “Offering”).

Hudbay has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Offering, up to an additional 15% of the Common Shares issued in connection with the Offering. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Offering. The maximum gross proceeds raised under the Offering will be US$345,230,000 in the event the Over-Allotment Option is fully exercised. The Offering is expected to close on or about May 24th, 2024 and is subject to customary closing conditions, including receiving all necessary stock exchange and other regulatory approvals.

The Company intends to use the net proceeds of the Offering to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, to enhance balance sheet flexibility through debt repayments as part of its "3P" plan for a sanctioning decision on Copper World, to evaluate mill throughput enhancement opportunities at Constancia and New Britannia, and for general corporate purposes, as further described in the Prospectus Supplement (as defined below).

The Common Shares will be offered by way of a prospectus supplement (the "Prospectus Supplement") to Hudbay’s short form base shelf prospectus dated March 28th, 2024 (the "Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”).

The Common Shares will be offered in all of the provinces and territories of Canada, other than Quebec, and in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents. No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about Hudbay and the Offering. A copy of the Prospectus is, and a copy of the Prospectus Supplement will be, available free of charge on SEDAR+ (http://www.sedarplus.ca) and on the SEC website (http://www.sec.gov). Alternatively, copies may be obtained upon request in Canada by contacting RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 at Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com. Additionally, copies of these documents may be obtained upon request in Canada by contacting BMO Capital Markets by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, Attn: Equity Syndicate Department, by telephone at 1-800-414-3627, or by email at bmoprospectus@bmo.com.

TSX, NYSE – HBM 2024 No. 7

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). All forward-looking information in news release is qualified by this cautionary note. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled” “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information herein includes, but is not limited to, statements related to the terms of the Offering, the potential for the Underwriters to exercise the Over-Allotment Option, the anticipated closing date and receipt of all necessary stock exchange and other regulatory approvals, the use of proceeds from the Offering, and Hudbay’s business, objectives, strategies, and intentions. Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Prospective purchasers should refer to the Prospectus Supplement, Prospectus, and the documents incorporated by reference therein for further disclosures in respect of the risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information herein. Subject to applicable securities law requirements, Hudbay undertakes no obligation to update or revise any forward-looking information after the date of any forward-looking information whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information.

TSX, NYSE – HBM 2024 No. 7

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay’s operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay’s growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: “We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.” Hudbay’s mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

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